Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 16, 2019

To DowDupont Shareholders:

The United Steelworkers International Union (USW) urges shareholders to vote FOR Agenda Item 5: Stockholder Proposal – Preparation of an Executive Compensation Report.

The proposal calls for the Board of Directors to prepare a report to be made available to shareholders that reviews the compensation packages provided to senior executives. The proposal asks that the report address the following items:

1. Comparison of compensation packages for senior executives with that provided to the lowest paid Company employees.

2. Whether there should be a ceiling on compensation provided to senior executives to prevent the possibility of excessive compensation.

3. Whether compensation of senior executives should be adjusted in a situation where there is a stated need for employees to be laid off from work.

CEO Compensation

According to DowDupont’s 2019 Proxy, the company calculates that CEO Edward Breen’s 2018 $18,675,301 total compensation was 249 times that of the median employee, which they calculated at $75,018. 1 Like many corporations, top executive compensation increases at DowDupont have greatly outpaced that of the median employee in the last few decades. To put this disparity into perspective, according to a 2017 report prepared by the Economic Policy Institute, the CEO-to-worker compensation ratio in America’s top 350 companies has grown from 20-1 in 1965, to 122 to 1 in 1995, to 270 to 1 in 2016.2

1 DowDupont 2019 Proxy - https://www.sec.gov/Archives/edgar/data/1666700/000119312519126249/d728663ddef14a.htm#rom728663_40

2 Economic Policy Institute - CEO pay remains high relative to the pay of typical workers and high-wage earners - https://www.epi.org/files/pdf/130354.pdf

The reasoning for this increase is simple. Prior to 1980 or so, CEO compensation was largely determined by “internal equity”, or how CEO pay compared with that of other employees at the same company. Then the new field of executive-compensation consultants came along and convinced companies to move to an “external equity” method, meaning that CEO compensation would be based on what other CEO’s are paid. This is now commonly referred to as peer group benchmarks.3

Other Executive Compensation

CEO Breen is not the only top executive who was compensated at a level much higher than that of the median employee in 2018. CFO Howard Ungerleider’s total compensation in 2018 was $11,994,697, or about 159 times that of the median employee. COO James Fitterling’s total compensation was $8,471,338, or about 112 times that of the median employee. Thanks to large distributions in 2018 from the company’s ESRP and EDP plans, former Executive Chairman Andrew Liveris’ total 2018 compensation was $53,676,122, an amount that the median DowDupont employee would take about 715 years to earn.4

Conclusion

CEO and high ranking executive compensation increases have far outpaced that of the average and median worker and this can have an undesirable effect on a company. As said by Forbes contributor Shellie Karabell, “CEO pay is today so out of kilter with average wages that the negative side effects – demoralization, destroying the sense of community that today’s high-performing organizations need – are beginning to outweigh the oft-stated reasons for paying top dollar for executive - such as specialized expertise that will propel a company to the top of the heap.”5

World renowned management consultant Peter Drucker advocated for executive compensation to be much more aligned with worker pay. He is quoted by the Drucker Institute at Claremont Graduate University as saying “I have often advised managers that a 20-to-one salary ratio is the limit beyond which they cannot go if they don’t want resentment and falling morale to hit their companies’.” 6

In preparing the requested report, the Board of Directors can demonstrate to shareholders and employees that they are aware of the disparities in pay and are fully considering how it may affect morale, company performance, and shareholder value.

Note: Due to company changes in the first quarter of 2019, Executives and Board Members listed in the 2019 Proxy statement and referenced in this information may no longer hold their positions at DowDupont.

About the USW

The USW represents 850,000 workers in North America employed in many industries that include metals, rubber, chemicals, paper, oil refining and the service and public sectors.

The USW is a shareholder in both DowDupont and Dow and represents thousands of members at Dow Chemical facilities. As of this filing, Rohm and Haas Texas, a wholly owned subsidiary of Dow Chemical Co. has continued its unnecessary lockout of over 200 USW members at its plant in Deer Park, Texas that began on April 22nd, 2019.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

3 Fortune.com - CEO Pay is Out of Control. Here’s How to Rein it In - http://fortune.com/2017/04/19/executive-compensation-ceo-pay/

4 DowDupont 2019 Proxy – Summary Compensation Table https://www.sec.gov/Archives/edgar/data/1666700/000119312519126249/d728663ddef14a.htm#rom728663_36

5 Forbes.com – Executive Compensation is out of Control. What Now? https://www.forbes.com/sites/shelliekarabell/2018/02/14/executive-compensation-is-out-of-control-what-now/#764aee36431f

6 Washingtonpost.com - What’s the right ratio for CEO-worker pay? - https://www.washingtonpost.com/news/on-leadership/wp/2013/09/19/whats-the-right-ratio-for-ceo-to-worker-pay/?noredirect=on&utm_term=.5d146e3c7ba1